CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Euro Floating Rate Senior Registered Notes Due 2018	$146,700,000(1)	$5,765.31

(1) The U.S. dollar equivalent of the maximum aggregate offering price has been calculated using an exchange rate of $1.4670 per 1.00 euro as of January 25, 2008.

January 2008
Pricing Supplement No. 509
Registration Statement No. 333-131266
Dated January 25, 2008
Filed pursuant to Rule 424(b)(2)

Euro Floating Rate Senior Registered Notes due 2018
Global Medium-Term Notes, Series H
CMS Linked Notes
We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities – Description of Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.
FINAL TERMS
Issuer:		Morgan Stanley
Aggregate principal amount:		EUR 100,000,000
Stated principal amount:		EUR 100,000
Issue price:		EUR 100,000
Pricing date:		January 25, 2008
Original issue date:		February 5, 2008
Interest accrual date:		February 5, 2008
Maturity date:		August 1, 2018
Interest rate:		Reference Rate; subject to the maximum interest rate and the minimum interest rate
Reference rate:
10 Year EUR CMS, which is the EUR-ISDA EURIBOR Swap Rate-11:00 with a Designated Maturity of 10 years published on Reuters Page ISDAFIX2 on the day that is two business days prior to each interest payment date.

Minimum interest rate:		5.245%
Maximum interest rate:		The greater of (i) 11.150% and (i) 1.99 x relevant rate
Relevant rate:
The EUR-ISDA EURIBOR Swap Rate-11:00 with a Designated Maturity equal to the number of years up to the maturity date published on Reuters Page ISDAFIX2 on the day that is two business days prior to the relevant interest payment date.

Interest payment period:		Annually
Interest payment dates:
Each August 1, beginning August 1, 2008; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Day-count convention:		30/360
Redemption percentage at maturity:		100%
Redemption:		N/A
Redemption dates:		N/A
Specified currency:		EUR
Trustee:		The Bank of New York
Calculation agent:		Morgan Stanley Capital Services Inc. (“MSCS”)
Denominations:		EUR 100,000
ISIN:		XS0344316046
Common code:		034431604
Book-entry or certificated note:		Book-entry Registered Notes / Euroclear / Clearstream
Listing:		The notes will not be listed on any securities exchange.
Business day:		Target Settlement Day / London
Governing law:		New York
Agent:		Morgan Stanley & Co. International plc
Agent’s commissions/issue price:		Price to Public	Agent’s Commissions	Proceeds to Company
	Per Note	100%	0%	100%
	Total	EUR 100,000,000	EUR 0	EUR 100,000,000

The notes involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 2.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Prospectus Supplement dated January 4, 2008
Prospectus dated January 25, 2006

Euro Floating Rate Senior Registered Notes due 2018
CMS Linked Notes

Additional Provisions

10 Year EUR CMS

The 10-Year Euro Constant Maturity Swap rate is the annual swap rate for euro swap transactions with a maturity of 10 years, as reported on Reuters ISDAFIX2 or any successor page thereto at 11:00 a.m. Central European Time under EUR-ISDA EURIBOR Swap Rate-11:00; provided that for the determination of 10 year Euro CMS on any calendar day, the “interest determination date” shall be that calendar day unless that calendar day is not a TARGET settlement day and a London business day, in which case 10 year Euro CMS shall be the 10 year CMS on the immediately preceding day that is a TARGET settlement day and a London business day; provided further that the 10 year Euro CMS for any day from and including the fifth day that is a TARGET settlement day and a London business day prior to the related interest payment date for any interest payment period shall be the 10 year Euro CMS as in effect on such fifth day prior to such interest payment date

EUR CMS Rates Fallback Provisions

If on any day the EUR-ISDA EURIBOR Swap Rate 11:00 is not displayed by 11:00 a.m. Central European Time on the Reuters Screen ISDAFIX2 Page, the rate for such day will be determined by the calculation agent in good faith and in a commercially reasonable manner taking into account any information deemed relevant by the calculation agent.

Risk Factors

For a complete list of considerations and risk factors, please see the accompanying prospectus supplement and prospectus.  You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

The economic interests of the calculation agent and other of our affiliates are potentially adverse to your interests.  The calculation agent is an affiliate of the issuer.  The calculation agent will determine the maximum interest rate and the annual interest payment amounts and, if the EUR CMS Rate is not displayed as described above, the calculation agent will determine the rate in good faith and in a commercially reasonable manner taking into account any information it deems relevant.  Determinations made by the calculation agent, including with respect to the determination of the reference rate in the event of the unavailability of the EUR CMS Rate, may affect the payout to you on the interest payment dates.

Supplemental Information Concerning Plan of Distribution

We expect to deliver the notes against payment therefore in New York, New York on February 5, 2008, which will be the seventh scheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

European Union Transparency Obligations Directive

The European Union Transparency Obligations Directive (the “Directive”) may be implemented in a manner which could be burdensome for companies such as us. In particular, we may be required to prepare financial statements in accordance with accounting standards other than U.S. GAAP. We are under no obligation to maintain the listing of the notes, and prospective purchasers of notes should be aware that, in circumstances where a listing of the notes by the UK Listing Authority would require preparation of financial statements in accordance with standards other than U.S. GAAP, or in any other circumstances where the Directive is implemented in a manner that, in our opinion, is burdensome, the notes may be de-listed.  In such a case of de-listing, we may, but are not obliged to, seek an alternative listing for the notes on a stock exchange outside the European Union.  However, if such an alternative listing is not available or is, in our opinion, burdensome, an alternative listing for the notes may not be considered.  Although no assurance is made as to the liquidity of the notes as a result of listing by the UK Listing Authority, de-listing the notes may have a material effect on a noteholder’s ability to resell the notes in the secondary market.

January 2008	Page 2